NRM Investment Company
280 Abrahams Lane
Villanova, PA  19085

November 10, 2009

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	NRM Investment Company
Request for Withdrawal of Post-Effective Amendment to Registration Statement on Form N-1A
File No. 811-02955

Ladies and Gentlemen:

On November 2, 2009, NRM Investment Company filed Post-Effective Amendment No. 35 to the Registrant’s Registration Statement on Form N-1a. The amendment was filed pursuant to Rule 485 to become effective 60 days after filing pursuant to paragraph (a)(1). Thereafter, the Commission staff pointed out that on the “EDGAR Submission Heading Summary” the form was incorrectly designated as N-1a (an original filing) as opposed to form 485APOS, (a post-effective amendment of N-1a pursuant to the Rule.) After further consultation with the staff, it was determined that the Registrant should withdraw the amendment pursuant to Rule 477 and re-file Amendment 35 showing the proper EDGAR heading. Accordingly, Registrant hereby requests withdraw of the November 2 filing in anticipation of the re-filing.

Concurrently with the consent of the Commission to the withdrawal, Registrant will file Amendment 35 in the exact form as the November 2 filing with the exception that the header will be properly designated 485APOS. No securities were sold or solicitations made in connection with the offering. Approval of this request would in Registrant’s view be consistent with the public interest and the protection of investors.

Pursuant to Rule 485(a)(3), immediately upon actual or deemed consent to this withdrawal request, the Registrant will request acceleration of the effective date of the re-filed statement to December 30, 2009, the same date as appearing on the November 2 filing.

Very truly yours,
/s/ Edward Fackenthal
Assistant Secretary and Counsel
NRM Investment Company